China Packaging Group Inc.

No. 2 Beitang Road

Xiaoshan Economic and

Technological Development Zone

Hangzhou, Zhejiang Province 311215

People’s Republic of China

October 8, 2010

By EDGAR Transmission and by Hand Delivery

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn:  Edwin Kim

Re:                             China Packaging Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 9, 2010
File No.:  333-168370

Dear Mr. Kim:

We hereby submit the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated September 24, 2010, with respect to the above referenced Registration Statement on Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Page references contained in the Company’s responses below are to the amended Registration Statement submitted herewith.

China Packaging Group Inc. is submitting an amended Registration Statement with this letter.  Enclosed herewith please find four (4) copies of the Company’s amended Registration Statement on Form S-1.

General

1.                                       We note your response to comment three of our letter dated August 25, 2010, reissue the comment.  Your registration statement is still incomplete in many places.  Please complete the missing disclosures as soon as possible.

China Packaging Response:   We will complete the registration statement as soon as practicable.

2.                                       We note your response to comment four of our letter dated August 25, 2010 and the supplemental table you provided with the hard copy of your response letter.  Please file your supplemental table as an exhibit or attachment to your next response letter and file it electronically through Edgar.

China Packaging Response:   The supplemental table is attached to this response letter as Annex A and has been filed electronically through Edgar.

3.                                       We note your responses to comments eight, 16, and 17 of our letter dated August 25, 2010 indicating revisions are unnecessary as you are under negotiations to amend your Securities Purchase Agreement to remove your obligations as to your real estate rights and other restrictions.  We reserve the right to issue comments upon our review of Amendment No. 2 of your Securities Purchase Agreement.

China Packaging Response:   We are continuing our negotiations with the PIPE investors to remove our obligations relating to the real estate and other restrictions from the Securities Purchase Agreement. As soon as the parties have executed Amendment No. 2 to the Securities Purchase Agreement, we will file the amendment under cover of Form 8-K and update the registration statement on S-1.

Selected Consolidated Financial Data, page 43

4.                                       Please revise your table to include a subtotal for net income attributable to China Packaging Group, Inc. common shareholders.  We refer you to the SEC Release No. 33-9026.

China Packaging Response:   We have added a line item “Net income attributable to China Packaging common stockholders” in the table of selected Statements of Operations Data.

5.                                       Please tell us and provide a calculation showing us how you determined the amounts presented as basic and diluted earnings per share in fiscal years 2005 and 2006.

China Packaging Response:   We divided “Net income” for 2005 ($8,488,001) and 2006 ($9,620,181) by the “Number of weight-average shares outstanding — basic and diluted” for 2005 and 2006 (27,600,000) to arrive at the respective “Basic and diluted earnings per share” for those two years. The calculation gives retrospective effect to the reverse merger that occurred on April 8, 2010.

6.                                       We note your response to comment 14 in our letter dated August 25, 2010.  Please revise your consolidated financial data to retrospectively reflect the accounting for your reverse acquisition with Evercharm.  In this regard, we do not believe pro forma results are necessary.

China Packaging Response:   We have revised the line items “Basic and diluted earnings per share,” “Cash dividends declared per share” and “Weighted-average number of shares outstanding-basic and diluted” to retrospectively reflect the reverse merger with Evercharm and, as suggested by the Staff, have deleted the pro forma line items.

7.                                       Please expand footnote one of this table to more fully explain the nature and timing of the merger between Evercharm Holdings Limited and Subsidiaries and China Packaging Group Inc.  At a minimum, please indicate that the unaudited financial data for the six months ended June 30, 2010 gives effect to the reverse acquisition and provide a cross-reference stating where a reader can find additional information in the footnotes.

China Packaging Response:   We have expanded the footnote one to the table of selected Statements of Operations Data to include cross references to the relevant parts of the Prospectus where the reader can find more information about the reverse merger with Evercharm.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Recent Developments, page 46

Private Placement, page 47

8.                                       Please tell us your consideration of FASB ASC 815-40-15-5 through 15-8 (EITF 07-5) and SAB Topic 5:T in accounting for Mr. Fang’s commitment to transfer additional shares to investors for no consideration should you sell common stock or common stock equivalents at a per share price of less than $6.86.

China Packaging Response:   We have considered FASB ASC 815-40-15-5 through 15-8 (EITF 07-5) and SAB Topic 5:T. We believe that SAB Topic 5:T is not applicable based on our following analysis: (a) We understand that SAB Topic 5:T describes accounting for expenses or liabilities paid by principal shareholders for the issuer where the issuer is legally obligated to settle the expenses or liabilities if the shareholders do not pay. In this case, the Securities Purchase Agreement with the investors who purchased shares in the private placement transaction, as amended pursuant to Amendment No. 1 to such agreement, does not require China Packaging to assume any obligation of Mr. Fang if Mr. Fang fails to transfer sufficient shares to the investors if the common stock offering price is less than $6.86 per share, such obligation being the obligation solely of Mr. Fang. (b) SAB Topic 5:T states that “the substance of such transactions (discussed in SAB Topic 5:T) is the payment of an expense of the company through contributions by the stockholder.” The private placement was a type of equity transaction with no profit or loss effect. The cash received from the private placement only resulted in an increase in shares of common stock outstanding and in additional paid-in capital.

We also believe that FASB ASC 815-40-15 is not applicable to Mr. Fang’s commitment because China Packaging is not obligated to settle Mr. Fang’s commitment in cash or shares of common stock.

Results of Operations, page 54

9.                                       We note your response to comment 19 from our letter dated August 25, 2010, and we reissue our comment.  The purpose of MD&A is to provide readers information necessary to an understanding of your financial condition, changes in your financial condition and results of operations.  Your current disclosures fail to quantify the underlying influences for fluctuations between comparative periods.  For example, you disclose on page 54 that management believes the improved market conditions contributed to most of your revenue increase in the first half of 2010.  You also believe that the sales increase to Nongfu Spring Co. Ltd. will continue throughout 2010 and that the sales volume will stabilize next year.  The reader is unable to determine your current sales volume to Nongfu Spring Co. Ltd, nor quantify your success in gaining new, large customers in comparison to the first six months of 2009.  Please revise your discussion to quantify significant influences on your comparative fluctuation in order to assist a reader’s understanding of the company’s financial position and results of operation.  Please see the Commission’s interpretative guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations at SEC Release No. 33-8350 (http://www.sec.gov/rules/interp/33-8350.htm).

China Packaging Response:   We have revised the MD&A to be responsive to the Staff’s comment.

History and Corporate Structure, page 78

10.                                 We note your response to comment 25 of our letter dated August 25, 2010 and we reissue it.  Please revise to clarify in what manner is Essence Consulting a financial advisor to the Company.  Also, please clarify why Essence Consulting was used as a conduit to complete the reverse merger.  If Essence Consulting is a shell company promoter, please indicate so.

China Packaging Response:   Essence Consulting provides reverse merger advisory services to companies seeking to go public in the United States through reverse merger transactions. It is not a shell company promoter. Instead,  in this case it is the controlling stockholder of the shell company participating in the reverse merger transaction. Essence Consulting has provided assistance to China Packaging and its affiliated companies in the process of the reverse merger transaction. In anticipation of completing a reverse merger transaction for China Packaging, Essence Consulting acquired control of Healthplace Corporation, our predecessor company prior to the reverse merger that was consummated on April 8, 2010, to facilitate the transaction.  Ms. Sha Chen, a director of Essence Consulting, served as the sole director of Healthplace Corporation. Essence Consulting was not, and no one affiliated with Essence Consulting was, in any way, involved in the founding or organizing of the business or enterprise of the Company or its predecessor, Healthplace Corporation, and thus has not received any consideration for services or property in connection with the founding or organizing of the Company or Healthplace.  Neither Essence Consulting nor Ms. Sha Chen received consideration for services or property equal to 10 percent or more of any class of securities of the Company or 10 percent or more of the proceeds from the sale of the securities of the Company.

Management, page 101

11.                                 We note your response to comment 34 of our letter dated August 25, 2010 and we reissue it in part.  We cannot find any disclosure in this section or on page 98, as referenced on page 11 of your response letter, that you disclose Ms. Fang as an executive officer for China Packaging.  Please advise or revise.

China Packaging Response:   We have added the executive officer position held by Ms. Fang with our subsidiary Great Shengda in the table of executive officers and directors. Further, we have added disclosure that makes it clear that Ms. Fang is an executive officer of China Packaging.

12.                                 Under Rule 405 of Regulation C, and executive officer of a subsidiary maybe an executive officer of a registrant if he or she performs policy making functions.  Please revise to clarify whether Nengbin Fang, by virtue of his position as president of Great Shengda, is an executive officer of China Packaging.

China Packaging Response:   We have added the executive officer position held by Mr. Fang with our subsidiary Great Shengda in the table of executive officers and directors. Further, we have added disclosure that makes it clear that Mr. Fang is an executive officer of China Packaging.

Executive Compensation, page 105

13.                                 In light of our two prior comments, please advise us whether Nengbin Fang and Congyi Fang should be included in the Summary Compensation Table.

China Packaging Response:   We have included Nengbin Fang and Congyi Fang in the Summary Compensation Table and filed their employment contracts with Great Shengda as exhibits 10.37 and 10.38 to the registration statement.

Transactions with Related Parties, Promoters and Certain Control Persons; Corporate Governance, page 109

14.                                 Please incorporate your complete response to our prior comment 43 in your next amendment.

China Packaging Response:   We have incorporated our complete response in the Amendment.

15.                                 We note your response to comment 44 of our letter dated August 25, 2010, and we reissue it in part.  On pages F-25 and F-51, you indicate that as a result of the payment for raw materials on your behalf, you owe the SD Group a non-interest bearing balance that must be repaid in one year.  Please revise this section to include these terms and clearly indicate that a payable, note or debt was owed to a related party.  We note that on page F-25 you indicate that the amounts paid by the SD Group was $2.3 million in 2009, while your disclosure on page 110 indicates it was approximately $2 million.  Please revise to reconcile.

China Packaging Response:   We have added disclosure of SD Group’s payment for raw materials on our behalf on page 112 of the Prospectus to be responsive to the Staff comment.

16.                                 Please revise this section to include your agreement to purchase Suzhou Asian & American Paper Products Co., Ltd., as noted in Exhibit 10.35.

China Packaging Response:   We have added the agreement to purchase Suzhou Asian & American Paper Products Co., Ltd. under “Transactions with Related Parties.”

Financial Statements

Evercharm Holdings Limited and Subsidiaries, Contents, page F-3

17.                                 Please revise the historical financial statements for Evercharm Holdings Limited and Subsidiaries to retroactively reflect the reverse acquisition in all periods presented.  In this regard, it appears your historical equity balances have not been adjusted to retroactively reflect the reverse acquisition.  Also, please label these financial statements as China Packaging Group Inc. and Subsidiaries.

China Packaging Response:   We have revised the financial statements as well as the footnotes to retroactively reflect the reverse acquisition in all periods presented and have labeled the financial statements as financial statements of China Packaging Group Inc. and Subaidiaries.

Report of Independent Registered Public Accounting Firm, page F-4

18.           Please have your independent registered public accounting firm revise its audit report to reflect China Packaging Group Inc. and Subsidiaries as the entity subject to the audit.  In addition, the revised report should be dated to reflect the additional field work performed in connection with the reverse acquisition after the current report date.

China Packaging Response:   The audit report has been revised to reflect China Packaging Group Inc. and Subsidiaries as the entity subject to the audit and the revised report was dated Sep. 30, 2010, to reflect the additional field work performed in connection with the reverse acquisition after the current report date.

Consolidated Statements of Changes in Equity, page F-7

19.           We note your response to comment 50 from our letter dated August 25, 2010.  Please clarify your note at page F-7 or add footnote disclosure to describe both the payee and the nature of the dividend paid by Hangzhou Shengming in 2009.  Alternatively, you may present a supplemental schedule detailing the changes in the Company’s ownership equity interests of its less than wholly owned subsidiaries.  See FASB ASC 810-10-55-4M.

China Packaging Response:   The note on page F-7 has been revised to disclose the payee and the nature of the dividend paid by Hangzhou Shengming in 2009.

Notes to the Consolidated Financial Statements, page F-9

l.  Principal Activities and Organization, page F-9

20.           Please expand your disclosure to include a comprehensive description of the April 8, 2010 reverse acquisition of Evercharm and your subsequent private placement transaction completed April 29, 2010.  We note your summary included at page F-37 in your interim financial Statements.

China Packaging Response:   We have expanded our disclosure, at page F-9,  to include a comprehensive description of the April 8, 2010 reverse acquisition of Evercharm and our subsequent private placement transaction completed on April 29, 2010.

21.           Please revise all footnote disclosures to be expressed from the perspective of the registrant, China Packaging Group Inc., where applicable.

China Packaging Response:   All footnote disclosures, where applicable, have been revised to be expressed from the perspective of the registrant, China Packaging Group Inc.

(k)  Appropriate retained earnings, page F-13

22.           We note your response to comment 52 from our letter dated August 25, 2010 and your revised disclosures at page F-13.  Please provide additional discussion within the “Liquidity and Capital Resources” caption that describes these restrictions on retained earnings and the limitations placed on your current assets.

China Packaging Response:   We have added the suggested additional discussion in the “Liquidity and Capital Resources” section on page 62 of the Prospectus.

15.  Parent Company Only Condensed Financial Information, page F-29

23.           Please tell us and include disclosure in your next amendment that clarifies the name of the parent entity presented within this footnote and the reason for providing the parent company condensed financial information.

China Packaging Response:   The disclosure of parent company only condensed financial information is not required; therefore, it has been deleted.

China Packaging Group, Inc. and Subsidiaries

Consolidated Financial Statements

24.           Please revise your interim financial statements to include a statement of changes in shareholders’ equity.  See Item 8.A.5 of Form 20-F.

China Packaging Response:   We have revised the interim financial statements to include a statement of changes in stockholders’ shareholders’ equity.

Consolidated Balance Sheets, as of June 30, 2010, page F-34

Consolidated Statements of Income and Comprehensive Income, page F-35

25.           Please revise your balance sheet caption titled “Total stockholders’ equity” to read “Total equity for shareholders of China Packaging Group Inc.”  In addition, please clearly identify the net income and comprehensive income amounts applicable to China Packaging Group, Inc. within your Consolidated Statements of Income and Comprehensive Income.  See the Illustration at FASB ASC 810-10-55-4J.

China Packaging Response:   We have revised the balance sheet caption titled “Total stockholders’ equity” to read “Total equity for stockholders of China Packaging Group

Inc.” accordingly. We have also identified the net income and comprehensive income amounts attributable to stockholders of China Packaging in our Consolidated Statements of Income and Comprehensive Income according to FASB ASC 810-10-55-4J

11.  Related Party Transactions, page F-51

26.           Please add disclosure within this footnote indicating the balance sheet caption in which you have recorded the amounts due to SD Group.

China Packaging Response:  We revised the footnote by indicating additionally that the “amount due to SD Group” has been recorded in current liabilities in the consolidated balance sheets as amounts due to a related party.

16.  Subsequent Event, page F-56

27.           Please tell us your consideration of Rule 3-05 of Regulation S-X with regards to the acquisition of Suzhou Asian & American Paper Products Company Limited.  Please confirm to us and demonstrate that your tests of significance do not require financial statements for the acquired entity.  Please provide us with your calculations in your response.

China Packaging Response:

We conducted following tests of the significance of the acquisition of Suzhou Asian & American Paper Products Company Limited by Great Shengda and concluded that financial statements for the acquired entity are not required, in accordance with Regulation S-X Rule 3-05 “Financial Statements of Businesses Acquired or to Be Acquired.”

	Year ended December 31, 2009
	Suzhou AA	China Packaging consolidated financials	Percentage
Income test	—	$14,055,740	0.0%
Asset test	—	65,655,775	0.0%
Investment test	$442,576	65,655,775	0.7%

Note*

Income Test — Compare registrant’s equity in the acquired business’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle to that of the registrant.

Asset Test — Compare registrant’s share of acquired business’s total assets to the registrant’s consolidated total assets.

Investment Test — Compare total GAAP purchase price of acquired business to registrant’s consolidated total assets.

*Division of Corporation Finance Financial Reporting Manual, Section 2015

Part II

Exhibits

28.           We are unable to locate Exhibit 10.36, please advise or file it with your next amendment.

China Packaging Response:   Exhibit 10.36 was previously filed as Exhibit 10.34 with our original registration statement on Form S-1. We have added additional symbols and explanatory footnotes to our exhibit index in order to refer readers to the exhibit number in previous filings of our registration statement.

29.           We note your response to comment 56 of our letter dated August 25, 2010, and we reissue it.  Please file your remaining exhibits as soon as possible.

China Packaging Response:   We will file the remaining exhibits as soon as practicable.

Form 8-K filed April 13, 2010

30.           We note your response to comment 57 of our letter dated August 25, 2010, and we reissue it.  Please amend your Form 8-K filed April 13, 2010 to disclose the information required under Item 402 of Regulation S-K for Shengda Holdings for the fiscal year ended December 31, 2009 on a consolidated basis and prior to your reverse merger with Evercharm.

China Packaging Response:   We respectfully disagree with the SEC’s interpretation of C&DI 217.12. We believe we have adequately addressed the SEC’s concern as we have included in our Amendment No. 2 to the Registration Statement, in response to Comment 13 above, Item 402 disclosure for Nengbin Fang and Congyi Fang, each of whom are and were executive officers of Zhejiang Great Shengda Packaging Co., Ltd., China Packaging’s indirect, wholly-owned subsidiary, for the fiscal year ended December 31, 2009 on a consolidated basis and prior to our reverse merger with Evercharm.  Further, as disclosed in his biographical information under "Management," Nengbin Fang was a director of Shangda Holdings before the reverse merger (and continues to serve as such). We supplementally advise the Staff that Mr. Fang serves as a director of Shengda Holdings without compensation. We respectfully request the Staff's concurrence that no amendment to the Form 8-K filed on April 13, 2010 is necessary in response to comment 57 of your letter dated August 25, 2010.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Packaging Group Inc.

		By:	/s/ Daliang Teng
Daliang Teng

Chief Executive Officer

Copies to:	Louis A. Bevilacqua, Esq.
Woon-Wah Siu, Esq.

Annex A

(see attached)

TITLE	AUTHOR	DATE
中国纸包装行业分析报告 China Paper Packaging Industry Report	China Packaging Federation	April 2009
中国造纸工业年度报告 (2006-2009) China Paper Industry Annual Report (2006-2009)	China Paper Association	2007-2010
中国纸包装行业分析报告 China Paper Packaging Industry Report	China Packaging Federation	April 2009
2010年中国瓦楞纸箱包装行业分析发展研究报告 2010 China Corrugated Paper Carton Packaging Industry Market Research Report	S&P Consulting	June 2010
在2010 世界包装大会开幕式上的致辞 Remarks on Opening Ceremony of 2010 World Packaging Conference	Website of China Packaging Federation	2010
中国纸包装行业分析报告 China Paper Packaging Industry Report	China Packaging Federation	April 2009
2009年1-12月全国轻工行业主要产品产量 Products Capacity of National Light Industry (January - December, 2009)	Website of Development Research Centre of the State Council	2010
中国2005-2010年及分地区轻工行业主要产品产量统计 2005-2010 China Light Industry Products Output Statistics by Region	Website of Development Research Centre of the State Council	2005-2010
2010年中国瓦楞纸箱包装行业分析发展研究报告 2010 China Corrugated Paper Carton Packaging Industry Market Research Report	S&P Consulting	June 2010
中国纸包装行业分析报告 China Paper Packaging Industry Report	China Packaging Federation	April 2009
2010年中国瓦楞纸箱包装行业分析发展研究报告 2010 China Corrugated Paper Carton Packaging Industry Market Research Report	S&P Consulting	June 2010
中国将成第一瓦楞包装大国，产业发展亟需变革 China will be the top one corrugated packaging country, while the industrial development needs to	Website of China Packaging Federation	July 13, 2010

be reformed
中华人民共和国2001 年 / 2009年国民经济和社会发展统计公报 Statistics Gazette of National Economics and Social Development of the People’s Republic of China (2009 & 2010)	China National Bureau of Statistics	February 28, 2001 February 25, 2010
中国统计年鉴（2009） China Statistics Yearbook (2009)	China National Bureau of Statistics	2009
全国进出口总值表 National Import and Export Consolidated Table	General Administration of Customs of China	2008-2010
全国推广家电下乡政策解答 National Policies on Promotion of Home Appliances to the Countryside 家電下鄉從試點推向全國—撬動農村近萬億內需 (2008/12/1) 家电以旧换新政策进一步推广19省区市加入试点 (2010/6/3) 财政部发布包装行业高新技术研发资金管理办法 (2008/8/25)	Website of the Ministry of Industry and Information Technology, Chinese Government Website	See Title
中国统计年鉴（2009） China Statistics Yearbook (2009)	China National Bureau of Statistics	2010
中国2005-2010 年及分地区轻工行业主要产品产量统计 2005-2010 China Light Industry Products Output Statistics by Region	Website of Development Research Centre of the State Council	2005-2010
中国纸包装行业分析报告 China Paper Packaging Industry Report	China Packaging Federation	April 2009
2010年中国瓦楞纸箱包装行业分析发展研究报告 2010 China Corrugated Paper Carton Packaging Industry Market Research Report	S&P Consulting	June 2010
2009年度中国纸包装行业规模企业（ 星级企业）综合排名 Ranking of China Paper Packaging Industry Enterprise (Star Enterprise) of 2009	China Packaging Federation	November 2009